SECURITIES AND EXCHANGE COMMISSION
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FEB 26 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52600

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IMC-Chicago LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 S. Wacker Drive, Suite 4300
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Khalid Tahiri (312) 244-3321
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 3/13

3/13

OATH OR AFFIRMATION

I, Khalid Tahiri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IMC Chicago, LLC, as of February 22, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Director of Finance

Title



Notary Public


OFFICIAL SEAL
KATIE M TRIMBLE
Notary Public - State of Illinois
My Commission Expires Sep 25, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IMC-Chicago, LLC
Index
December 31, 2012



Independent Auditor's Report

To the Member of IMC-Chicago, LLC:

We have audited the accompanying statement of financial condition of IMC-Chicago, LLC ("the Company") as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of IMC-Chicago, LLC at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the financial statement, the Company has entered into significant transactions with affiliates.

PricewaterhouseCoopers LLP

February 22, 2013

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

IMC-Chicago, LLC
Statement of Financial Condition
Year Ended December 31, 2012

Assets	
Cash	$ 2,801,845
Certificates of deposit	907,989
Receivable from clearing brokers	6,028,288
Securities owned, at fair value	2,402,996,894
Interest and dividends receivable, net	10,666,862
Receivable from affiliates	480,739
Other assets	4,964,524
Memberships in exchanges, at cost (fair value $2,034,000)	2,179,068
Equipment, hardware and leasehold improvements (net of accumulated depreciation and amortization of $12,887,356)	12,811,039
Total assets	$ 2,443,837,248
Liabilities and Member's Capital	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 1,280,867,196
Payable to clearing brokers	1,012,337,445
Accrued compensation	38,788,700
Payable to affiliates	21,668,872
Accounts payable and accrued expenses	12,287,407
Total liabilities	2,365,949,620
Member's capital	77,887,628
Total liabilities and member's capital	$ 2,443,837,248

1. Organization and Summary of Significant Accounting Policies

Organization

IMC-Chicago, LLC's (the "Company") primary business is to conduct proprietary trading of securities and options on securities. The Company is a wholly owned subsidiary of IMC Americas, Inc. (the "Parent"), which is ultimately a wholly owned subsidiary of IMC B.V. (the "Ultimate Parent"). The Company is an Illinois limited liability company established on April 27, 2000. The Company's principal operations are located in Chicago, Illinois.

In accordance with regulations under the Securities Exchange Act of 1934, the Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Chicago Board Options Exchange ("CBOE"), Philadelphia Stock Exchange, International Securities Exchange, NYSE Arca, NASDAQ, Chicago Mercantile Exchange, Chicago Board of Trade, NYMEX, COMEX, and CBOE Stock Exchange.

Revenue Recognition

Proprietary securities transactions are recorded on a trade-date basis with realized and unrealized gains and losses reflected in trading gains, net in the statement of operations (see Note 2 for additional information).

Interest and Dividend Income and Expense

Dividends received (paid) on equity securities and exchange traded funds are recognized as income (expense) on the ex-dividend date. Interest income (expense) is recognized on the accrual basis.

Memberships in Exchanges

The Company's exchange memberships, which represent ownership interests in various exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. To the extent the Company owns shares in an exchange that are not required to be held in order to maintain trading rights, these shares are accounted for and presented as securities owned on the statement of financial condition.

Income Taxes

For purposes of federal and state income taxes, the Company's status as a separate tax entity is disregarded. As such, the operations of the Company are treated as held directly by its sole member, the Parent. Accordingly, the Parent is responsible for reporting the Company's taxable income or loss. The Company is included in the consolidated federal and state income tax returns filed by the Parent.

Under the accounting guidance related to income taxes, the recognition of a benefit from a tax position requires that management determine whether such tax position is "more likely than not" to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50% likely of being realized upon settlement.

The Company has analyzed all open tax years of the Parent, as defined by the statutes of limitations, for all major jurisdictions, which include federal and certain states. Years that remain subject to examination include

federal from 2011 to present and certain states from 2009 to present. For all open tax years and all major taxing jurisdictions through the end of the reporting period, the Company reviewed all tax positions taken or expected to be taken and concluded that the ultimate settlement of these positions would not have an effect on the Company's results of operations or financial position. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Equipment, Hardware and Leasehold Improvements

Equipment, hardware and leasehold improvements are recorded at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of the assets, which are 3 years for equipment and hardware and the lesser of the useful life of the asset or lease term for leasehold improvements.

Certificates of Deposit

Certificates of deposit represent deposits with an original maturity in excess of three months.

Receivable from and Payable to Clearing Brokers

Receivable from and payable to clearing brokers on the statement of financial condition includes cash held on deposit at the clearing brokers for open positions, amounts due to/from brokers for the net settlement of trades and variation margin for open future positions. The Company may obtain short-term financing from its brokers through borrowing against its proprietary positions, subject to collateral maintenance requirements.

Securities Owned and Securities Sold, not yet purchased

Substantially all of the Company's securities owned and securities sold, not yet purchased, are held at major financial institutions which are permitted by contract or custom to sell or repledge these securities. Securities owned and securities sold, not yet purchased are reflected in the statement of financial condition at fair value (see Note 2).

Financial Instruments

Management estimates the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates their fair value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Foreign Currency

Securities and cash deposits with brokers denominated in foreign currencies are translated into U.S. dollar amounts at the spot rate on the date of valuation. Purchases and sales of securities denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions. The Company does not isolate the portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial

statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ significantly from those estimates.

New Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board ("FASB") issued updated accounting guidance for balance sheet offsetting. The new guidance requires disclosure of the effect or potential effect of offsetting arrangements on the Company's financial position as well as enhanced disclosure of the rights of setoff associated with the Company's recognized derivatives. The guidance is effective for periods beginning on or after January 1, 2013. Since these amended principles require only additional disclosures concerning offsetting and related arrangements, adoption will not affect the Company's financial condition, results of operations or cash flows.

2. Fair Value of Financial Instruments

The guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 — Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 — Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3 — Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Throughout 2012 and for the year then ended, the Company did not own any financial assets or liabilities that would be considered Level 3 within the hierarchy described above.

Securities owned and securities sold, not yet purchased which are traded on a national securities exchange or reported on the NASDAQ national market are stated at the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

Certificates of deposit on the statement of financial condition mature on January 22, 2013 and are held at a reputable financial institution. These deposits are stated at cost plus accrued interest, which approximates fair value. These financial instruments are classified as Level 2 in the fair value hierarchy.

All securities held at December 31, 2012 are part of the Company's proprietary trading strategy and are held short-term.

The following table presents securities owned at fair value as of December 31, 2012:

Description	December 31, 2012	Level 1	Level 2	Level 3
Assets:				
Certificates of deposit	$ 907,989	$ -	$ 907,989	$ -
Equity securities and exchange traded funds	1,400,179,156	1,400,179,156	-	-
U.S. treasury securities	997,190	997,190	-	-
Options	1,001,820,548	1,001,820,548	-	-
Futures (1)	2,286,514	2,286,514	-	-
Total	$ 2,406,191,397	$ 2,405,283,408	$ 907,989	$ -
Liabilities:				
Equity securities and exchange traded funds	$ 463,766,006	$ 463,766,006	$ -	$ -
U.S. treasury securities	1,960,940	1,960,940		
Options	815,140,250	815,140,250	-	-
Total	$ 1,280,867,196	$ 1,280,867,196	$ -	$ -

(1) Represents unrealized appreciation on futures which is included net in receivable from clearing brokers on the statement of financial condition.

There were no significant transfers of financial instruments between levels 1, 2 and 3 during the year ended December 31, 2012.

3. Derivative and Hedging Activities

The Company is subject to the authoritative guidance regarding derivative and hedging disclosures. This guidance is intended to enhance financial statement disclosure for derivative instruments and hedging activities and enable investors to better understand: a) how and why the Company uses derivative instruments; b) how derivative instruments are accounted for; and c) how derivative instruments affect the Company's financial position, results of operations and cash flows. The Company records derivative instruments at fair value with changes in the fair value recognized as trading gains, net in the statement of operations. Even though the Company's investment in derivatives may represent economic hedges, under this guidance they are considered to be non-hedge transactions for financial reporting purposes.

The derivatives used by the Company are subject to various risks similar to those related to the underlying financial instruments, including market risk. The Company uses these instruments in the normal course of its business to take proprietary trading positions and to manage market risk. The Company recognizes all of its derivative contracts as either assets or liabilities on the statement of financial condition at fair value.

The Company transacts in derivative financial instruments, including exchange-traded options and futures. These are instruments whose values are based, in part, upon underlying assets, indices or reference rates, or a combination of these factors, and generally represent future commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. Exchange-traded derivative financial instruments are standardized and include futures and certain options contracts.

Options are contracts that grant the holder of the option, in return for payment of the purchase price (the "premium"), the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date, from or to the writer of the option. The writer of options receives

premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options, changes in interest rates and market volatility (as applicable). Options written by the Company do not give rise to counterparty credit risk in excess of any unpaid premium because, if exercised by the counterparty they obligate the Company, not its counterparty, to perform. Options written by the Company create off-balance sheet risk, as the Company's contingent obligation to satisfy the purchase or sale of securities underlying such options may exceed the amount recognized on the statement of financial condition.

Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price. These contracts may, in general, be settled in cash or through delivery of the underlying instrument. Futures contracts can be closed out at the discretion of the Company. However, illiquidity in the market could prevent the timely close-out of any unfavorable positions or require the Company to hold those positions until their expiration date, regardless of the changes in their value or the Company's investment strategy. The Company attempts to manage market risk in accordance with risk limits set by the Company by buying or selling instruments or entering into offsetting positions.

The following table sets forth the fair value and the number of the Company's derivative contracts by underlying risk exposure as of December 31, 2012. Gross derivative contracts in the table below exclude the effect of netting and do not represent the Company's actual exposure which may ultimately be reduced by netting agreements.

	Derivative Assets	Derivative Liabilities	Number of Contracts
Options	$ 1,001,820,548	$ 815,140,250	2,977,055
Futures	6,506,650	4,220,136	65,292
Gross fair value of derivative contracts	**$ 1,008,327,198**	**$ 819,360,386**	**3,042,347**

The fair values of options in the table above are reflected in securities owned and securities sold, not yet purchased on the statement of financial condition. The fair values of futures are presented gross in the table above and are recorded net in receivable from brokers on the statement of financial condition. The number of open contracts as of December 31, 2012 approximates the number of outstanding contracts throughout the year.

The following table sets forth the Company's net gains related to trading activities of derivative financial instruments, by underlying risk exposure, for the year ending December 31, 2012, and are included in trading gains, net on the statement of operations.

Type of instruments	
Options	$ (382,181,088)
Futures	1,134,761,984
Total	**$ 752,580,896**

The Company attempts to manage the risks associated with its derivative financial instruments along with its speculative investing activities in cash instruments as part of its overall risk management process (discussed in Note 4).

4. Risk Management

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments consist primarily of equity securities, exchange traded funds, options, futures, and U.S. treasury securities (corporate debt securities, if any also?). Settlement of these transactions generally takes place in the United States through clearing brokers utilized by the Company. These instruments are typically transacted on a highly leveraged basis and involve elements of market and credit risk that may exceed the amounts reflected on the statement of financial condition. Market risk arises from fluctuations in interest rates, volatilities, foreign exchange rates, future dividend expectations and equity prices.

Financial instruments sold, not yet purchased represent obligations of the Company to deliver specific securities at the contracted prices and thereby create a liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected on the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected on the statement of financial condition.

The Company generally invests on a highly leveraged basis, through margin and borrowing arrangements and through the degree of leverage typically embedded in the derivative financial instruments in which it invests. The use of leverage can dramatically magnify both gains and losses. Leverage through margin borrowings requires collateral to be posted with the Company's brokers. The Company's brokers generally have broad discretionary authority over valuing the collateral posted and requiring the posting of additional collateral. The brokers may have the right to reduce the value of such collateral or to require the posting of additional collateral even if no actual transaction in the underlying instrument has occurred, potentially resulting in the issuance of a margin call. This could also result in the Company having to sell assets at a time when the Company would not otherwise choose to do so.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This results in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC or the CBOE.

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the obligations of another member who may default on its obligation to the exchange. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

The cash balances held at various major U.S. financial institutions, which typically exceed Federal Deposit Insurance Corporation insurance coverage, also subject the Company to a concentration of credit risk. The Company attempts to mitigate the credit risk that exists with the deposits in excess of insured amounts by regularly monitoring the credit ratings of such financial institutions.

5. Commitments

The Company leases certain office space under a noncancelable lease expiring in 2020. Rent payments totaled $938,144 for the year ended December 31, 2012.

In addition to the aforementioned lease, the Company entered into an agreement in August, 2010 to lease a dark fiber data line through July, 2015. The payments related to this agreement totaled $3,126,906 for the year ended December 31, 2012. The Company's future minimum rental commitments based upon the terms under its noncancelable operating lease are $2,470,603. The company entered into an agreement in May, 2012 to lease a high speed radio frequency data line through April, 2015. The payments related to this agreement totaled $884,408 for the year ended December 31, 2012. The company's future minimum rental commitments based upon the terms under its non-cancelable operating lease are $4,455,000.

At December 31, 2012, the Company's future minimum rental commitments based upon the terms under its noncancelable operating leases were as follows:

Year ending December 31,	High Speed Telecommunications Lease	Dark Fiber Lease	Office Lease	Total
2013	$ 1,980,000	$ 1,924,353	$ 1,079,529	$ 4,983,882
2014	1,980,000	345,000	1,105,673	3,430,673
2015	495,000	201,250	985,313	1,681,563
2016	-	-	960,755	960,755
2017	-	-	986,898	986,898
Thereafter	-	-	2,313,655	2,313,655
	$ 4,455,000	**$ 2,470,603**	**$ 7,431,823**	**$ 14,357,426**

The terms of the Company's office space lease require a deposit of $1,000,000 which the Company satisfied by providing the lessor a standby letter of credit from a financial institution in the amount of $1,000,000. The letter of credit was initially issued on March 2, 2009 and is extended on an annual basis, unless the financial institution provides notification indicating otherwise. Beginning as of June 30, 2012, the letter of credit is reduced by $200,000 annually. As of December 31, the letter of credit is collateralized by $800,000 of certificates of deposit with the financial institution.

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known as any such exposure would be based on future claims which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote.

6. Subordinated Borrowings

The Company has, under a cash subordination agreement approved by the CBOE, a line of credit of $12,500,000 with Fifth Third Bank at a rate of LIBOR plus 3.25% at December 31, 2012, maturing April 6, 2013. There were no borrowings on the line of credit as of December 31, 2012.

7. Related Parties

The Company maintains Service Level Agreements and a Software License Agreements with various affiliates. The charges associated with these agreements are reflected in intercompany costs in the statement of operations. The services primarily include the usage of trading infrastructure. In addition, the Company

receives services for marketing and communication, and support services. Reimbursement under these agreements occurs on a quarterly basis. For the year ended December 31, 2012, total intercompany costs were $101,619,425. In addition, the Company requests reimbursement from affiliates for global infrastructure costs the Company has incurred on behalf of these entities. For the year ended December 31, 2012, total infrastructure charges reimbursed by the affiliates amounted to $26,200,988.

8. Net Capital Requirements

The Company is subject to the net capital requirements of the SEC under Rule 15c3-1 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $60,069,780 which was $57,806,028 in excess of its required net capital of $2,263,752. The Company's net capital ratio was 0.59 to 1 as of December 31, 2012.

9. Subsequent Events

The Company has performed an evaluation of subsequent events through February 22, 2013, which is the date the financial statements were issued and noted no subsequent events requiring disclosure.